COMMONWEALTH OF VIRGINIA
                          STATE CORPORATION COMMISSION




JOINT PETITION AND APPLICATION OF                  )
                                                   )
AGL RESOURCES INC.,                                )
                                                   )
and                                                )  CASE NO. PUE-2004-______
                                                   )
NUI CORPORATION                                    )
                                                   )
For approval of a change of control through        )
merger under Chapter 5 of Title 56 of the Code     )
of Virginia, request for expedited consideration,  )
and for such other relief as may be necessary      )
under the law                                      )


                                 JOINT PETITION
                                 --------------

     AGL Resources Inc. ("AGLR") and NUI Corporation ("NUI") (the "Petitioners" or "Parties") hereby request approval under Chapter 5 of Title 56 of the Code of Virginia (ss. 56-88 et seq.) for a transaction under which AGLR will acquire control of NUI's direct subsidiaries, Virginia Gas Company ("VGC") and NUI Saltville Storage, Inc. ("NUISS") (NUISS is a 50% member of Saltville Gas Storage Company, LLC ("SSLLC")). VGC is the holding company for Virginia Gas Pipeline Company ("VGPC"), Virginia Gas Distribution Company ("VGDC"), and Virginia Gas Storage Company ("VGSC") (collectively "the VGC companies").\1 A completed Transaction Summary in support of this Joint Petition is contained in
Exhibit 1. In support of this Joint Petition, AGLR and NUI respectfully state as follows:

                                  INTRODUCTION
                                  ------------

     1. Subject to certain regulatory approvals and other conditions, AGLR and NUI have entered into an Agreement and Plan of Merger ("Agreement") pursuant to which AGLR will

_______________________
/1 In conjunction with this merger application, AGLR, AGL Services and the VGC Companies also will file a Finance Application under Chapters 3 and 4 of Title 56 and an Affiliate Application under Chapter 4.

purchase all of the issued and outstanding shares of capital stock of NUI, a New Jersey holding company, and NUI will become a wholly-owned subsidiary of AGLR (the "Transaction"). A copy of the Agreement is contained in Exhibit 2. The Transaction will result in a change of control of NUI's indirect wholly-owned subsidiaries, VGPC, VGDC, and VGSC, as well as NUISS, all of which require the approval of the Virginia State Corporation Commission (the "Commission") under Chapter 5 of Title 56 of the Code of Virginia. The Transaction will neither jeopardize nor impair the VGC companies' and SSLLC's provision of adequate service to the public at just and reasonable rates. To the contrary, these entities will become valued members of the AGLR corporate family, which has a demonstrated record of providing safe, efficient, and reliable natural gas service and which has the corporate and financial resources, operational experience, and commitment needed for the continued successful operation of the VGC companies and SSLLC.

                                   THE PARTIES
                                   -----------

     2. AGLR is a Georgia general business corporation and a registered holding company subject to regulation by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, as amended ( the "PUHCA Act"). AGLR is a publicly traded company and its common stock trades on the New York Stock Exchange (NYSE: ATG). AGLR's corporate address and telephone number are:

                               AGL Resources Inc.
                             10 Peachtree Place, NE
                                Atlanta, GA 30309
                                 (404) 584-4000

AGLR has been a registered holding company since 2000, when it acquired Virginia Natural Gas ("VNG"), a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia.\2 A copy of AGLR's 2003 Annual Report to Shareholders is attached to this Joint Petition as Exhibit 3, and their financial statements for the past five years are attached as Exhibit 5.

     3. NUI is a diversified energy company headquartered in Bedminster, New Jersey. NUI is a holding company and, at closing, will have four wholly-owned subsidiaries - VGC; NUI Utilities, Inc. (NUI Utilities); NUI Capital Corp. (NUI Capital); and NUISS. NUI is primarily engaged in the sale and distribution of natural gas through its local utility companies. NUI is a holding company and is exempt from registration under the PUHCA Act. NUI is a publicly traded company and its common stock trades on the New York Stock Exchange (NYSE: NUI). NUI's corporate address and telephone number are:

                                 NUI Corporation
                                550 Route 202-206
                                  P.O. Box 760
                              Bedminster, NJ 07921
                                 (908) 781-0500

NUI's local utility operations are carried out by NUI's wholly-owned subsidiaries, VGC and NUI Utilities. Through these subsidiaries, NUI serves approximately 371,000 residential, commercial, and industrial customers in four states along the eastern seaboard of the United States. Residential customers represent approximately 93% of NUI's total customers. A copy of NUI's Annual Report to Shareholders is attached to this Joint Petition as Exhibit 4.

     4. VGC is a holding company for utility and non-utility businesses. VGC's three wholly-owned subsidiaries, namely, VGPC, VGDC, and VGSC, are regulated by the Commission. VGDC provides natural gas distribution services to approximately 300 customers in franchised territories located in southwestern Virginia. VGSC operates the Early Grove


_______________________
/2 VGC and SSLLC are located in and serve southwestern Virginia and will have no impact on VNG's service to its customers.

Storage Field located in Washington and Scott counties of Virginia. VGPC operates a high-deliverability underground natural gas storage field located in Saltville, Virginia, and provides intrastate transportation services from its P-25 pipeline system located in southwestern Virginia. VGPC also serves as the construction and operating manager for SSLLC, discussed below. The financials for each of these companies, as of December, 2003, are attached to this Application as Exhibit 6.

     5. NUI's wholly-owned subsidiary, NUISS, is a 50% member of SSLLC. SSLLC is a joint venture with a unit of Duke Energy that is developing a natural gas storage facility in Saltville, Virginia. The facility is expected to have approximately 4.9 Bcf upon completion of its first phase of construction. SSLLC is regulated by this Commission and the Federal Energy Regulatory Commission ("FERC").

                             OTHER AFFECTED ENTITIES
                             -----------------------

     6. NUI Utilities is comprised of the operations of three utility companies which are operating divisions of NUI Utilities:

          o Elizabethtown Gas Company ("ETG"). ETG, headquartered in Union, New Jersey, serves seven counties in central and northwestern New Jersey and is regulated by the New Jersey Board of Public Utilities ("NJBPU"). ETG's service territories cover approximately 1,300 square miles and a total population of approximately 1.1 million. ETG has approximately 260,000 customers, representing approximately 72% of NUI Utilities' total customers.

          o City Gas Company of Florida ("City Gas"). City Gas, headquartered in Hialeah, Florida, serves five counties in south and central Florida and is regulated by the Florida Public Service Commission
               (FPSC). City Gas' service territories cover approximately 3,000 square miles and a population of 1.7 million. City Gas has approximately 101,000 customers, representing approximately 27% of NUI Utilities' total customers.

          o Elkton Gas ("Elkton Gas"). Elkton Gas serves one county in Maryland (covering approximately 14 square miles) and is regulated by the Maryland Public Service Commission ("MPSC"). Elkton Gas serves approximately 5,400 customers, representing less than 2% of NUI Utilities' total customers.

     7. NUI's non-regulated businesses are carried out by NUI Capital and its subsidiaries. Currently, NUI's only remaining non-regulated direct or indirect subsidiary with substantial continuing operations is Utility Business Services, Inc. ("UBS"), a billing and customer information systems and services subsidiary providing services to NUI Utilities and a few unrelated parties.

     8. The names, addresses, and telephone numbers of counsel representing the Petitioners and other entities affected by the Transaction are:

     As to AGLR and its subsidiaries:

                                 Elizabeth Wade
                               AGL Resources Inc.
                               Ten Peachtree Place
                                Atlanta GA 30309
                           (404) 584-3160 (telephone)
                           (404) 584-3714 (facsimile)

                                Edward L. Flippen
                                 Anne K. Dailey
                                McGuireWoods LLP
                              901 East Cary Street
                               Richmond, VA 23219
                           (804) 775-4380 (telephone)
                           (804) 698-2019 (facsimile)

     As to NUI and its subsidiaries:

                               Mary Patricia Keefe
                  Vice President, General Counsel and Secretary
                                  NUI Utilities
                                 P. O. Box 3175
                                 Union, NJ 07083
                                 JoAnne L. Nolte
                                Kiva Bland Pierce
                                 The Conrad Firm
                               1508 W. Main Street
                               Richmond, VA 23220
                           (804) 359-6062 (telephone)
                           (804) 359-6064 (facsimile)

                                 THE TRANSACTION
                                 ---------------

     9. Pursuant to the Merger Agreement, AGLR has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGLR will merge with and into NUI. At the consummation of the acquisition, NUI will be a wholly-owned subsidiary of AGLR.\3 AGLR has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the Transaction - approximately 16 million shares - for an aggregate purchase price of $220 million in cash, plus the assumption of NUI's outstanding debt at closing. As of March 31, 2004, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. AGLR anticipates that the amount of NUI's debt will change prior to closing.

     10. The Transaction is subject to customary closing conditions, including the receipt of all necessary regulatory approvals, including the approvals of the Securities and Exchange Commission ("SEC"), the NJBPU, the MPSC, the Commission, NUI's shareholders, and any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     11. The consummation of the Transaction also is subject to the following special conditions: (i) NUI shall have received orders approving the Transaction from the above-referenced state utility commissions that contain certain terms specified by AGLR (the terms that are specific to this Commission have been requested below in this application), except as would not have a material adverse effect on NUI, its regulated utility subsidiary, NUI Utilities, or AGLR;
(ii) neither NUI nor any of its subsidiaries shall have been indicted or criminally


_________________________
/3 While AGLR has not made any definitive decisions regarding its corporate structure following the closing, given NUI's exposure to certain post-closing liabilities and obligations, it is most practicable for it to keep NUI in existence for some time following the closing. Consequently, AGLR would not be the direct holder of the capital stock of NUI's utility businesses. The proposed post-closing corporate structure is depicted in Exhibit 7.

charged for a felony criminal offense by any Governmental Entity (with the express exception of NUI and NUI Energy Brokers ("NUI EB") with respect to the matters specified in the New Jersey Attorney General ("NJAG") Settlement) relating to the matters that are the subject of the NJBPU Settlement Order and the Stipulation and Agreement referred to therein, the NJAG Settlement or the Stier Anderson Report (as those terms are defined in the Merger Agreement),\4 and NUI and its subsidiaries shall not have received any notice of non-compliance in any material respect with the NJAG Settlement, and there shall have been no revocation of or material changes to the terms of the NJAG Settlement; (iii) neither NUI nor its subsidiaries shall be the subject of an active investigation with respect to the matters that are the subject of the NJBPU Settlement Order and the Stipulation and Agreement referred to therein, the NJAG Settlement or the Stier Anderson Report, which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on NUI or NUI Utilities and; (iv) no other material adverse effect as defined in the Merger Agreement has occurred.

     12. AGLR has the right to terminate the Merger Agreement if NUI does not have necessary interim financing in place by September 30, 2004. AGLR's right to terminate the Merger Agreement pursuant to this provision expires on October 15, 2004, or in the event that the period during which a regulatory approval of such financing is subject to appeal is continuing, October 25, 2004.


_________________________________
/4 On June 30, 2004, NUI announced that its wholesale energy trading subsidiary, NUI EB, had entered into a plea agreement with the New Jersey State Attorney General's Office relating to certain transactions at NUI EB. Under the plea agreement, NUI EB pleaded guilty to misconduct by a corporate official. NUI EB expects to pay a $500,000 fine in connection with the plea. NUI has entered into a separate agreement with the New Jersey State Attorney General's Office pursuant to which NUI has agreed to develop, fund, and operate certain community service programs. The plea concludes the investigation by the Attorney General's Office of NUI and its subsidiaries. The NJBPU concluded a similar review of NUI and NUI EB in April, with the conclusion of a focused audit of the company that ended with the NJBPU ordering a $28 million refund to customers and a $2 million fine. The final report refers to a report by Stier Anderson, L.L.C., dated April 21, 2004, that was delivered to the Audit Committee of the NUI board of directors.

     13. Additionally, the Merger Agreement may be terminated by (i) NUI in order for NUI to pursue a superior acquisition proposal, (ii) AGLR based upon the board of directors of NUI withdrawing its recommendation of the Merger Agreement or recommending a superior acquisition proposal to the shareholders of NUI, (iii) either party due to the consummation of the Transaction not occurring by April 13, 2005 (which is subject to a 90 day extension to obtain regulatory approvals), (iv) either party due to the shareholders of NUI failing to approve the Merger Agreement, or (v) AGLR based upon the existence of a material, uncured breach of the Merger Agreement by NUI, provided that in the cases of clauses (iii)-(v) above, a termination fee (as described below) is only payable if and when NUI enters into a definitive agreement with respect to an alternative acquisition proposal within 12 months of such termination. In the event of a termination of the Merger Agreement pursuant to the circumstances provided in (i) and (ii), NUI will have to pay AGLR a termination fee of $7.5 million. The Merger Agreement's other customary termination rights do not result in the payment of a termination fee.

     14. As mentioned in paragraph 11, there are certain terms that AGLR considers necessary for the Final Order in each state. Specifically, with respect to Virginia, the Petitioners request that the Commission issue an order that recognizes NUI's representation that VGDC, VGSC, VGPC, and SSLLC did not participate in any transactions that were implicated in the Liberty Audit Report and/or the Stier Anderson Report . These reports are more fully discussed in
Exhibit 8. Significantly, attached as Exhibit 9 is the affidavit of Mr. Craig Matthews, President and Chief Executive Officer of NUI, confirming that VGDC, VGSC, VGPC, and SSLLC did not participate in any such transactions. As Mr. Matthews states in the affidavit, NUI EB never sold gas to VGDC, VGSC, VGPC or SSLLC, nor has NUI EB participated in any transactions with these companies that were implicated by the Liberty Audit Report and/or the

Stier Anderson Report. Although NUI EB executed a separate affiliate agreement with both VGPC and VGSC, respectively, NUI EB never called upon those agreements.\5 AGLR is requesting that the Commission accept the representations in the affidavit and indicate it will not pursue any investigation, audit, or other action based on that acceptance.

         In addition, Petitioners are requesting that the Commission not impose any conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any of its subsidiaries at closing, in a manner that is adverse to AGLR or those subsidiaries.\6

     15. The Transaction will not impair or jeopardize adequate service at just and reasonable rates to the VGPC, VGDC, VGSC, or SSLLC's customers. VGPC, VGDC, VGSC, and SSLLC will continue to abide by their approved tariffs and fully honor their obligations to customers and to all regulatory authorities. The Transaction will not impair or in any way diminish the financial, technical, or managerial fitness of VGPC, VGSC, VGDC, or SSLLC to provide continuous and adequate natural gas service to their Virginia customers. To the contrary, these entities will become valued members of the AGLR corporate family, which has a demonstrated record of providing safe, efficient, and reliable natural gas service and which has the financial resources, operational experience, and commitment needed for the VGPC, VGDC, VGSC, and SSLLC to continue to provide adequate service at just and reasonable rates. Additionally, the proven management style and strategic vision of AGLR will enhance the VGC companies' and SSLLC's stable and reliable corporate decision-making. For example, Platts Global Energy named AGLR 2003 Gas Company of the Year.


______________________________
/5 The agreements were terminated in PUE-2003-00322 and PUE-2003-00323.

/6 Adverse conditions shall include, but are not limited to, conditions that are inconsistent with or in addition to the conditions, including organizational requirements, currently imposed on AGLR under the PUHCA Act. As noted earlier, AGLR is a registered holding company under the PUHCA Act and conducts certain business arrangements pursuant to SEC authorizations.

     16. The Transaction should have a favorable impact on Virginia. AGLR's gas distribution companies utilize state-of-the-art technology to provide outstanding customer service. AGLR maintains a comprehensive utility metric program to continuously monitor important aspects of customer service, safety, and reliability. These metrics include customer service and satisfaction (as measured by call response times and customer feedback) as well as safety-related metrics, such as leak response times, and operational measures such as capital costs per new meter (essentially, the total cost to hook-up a new gas customer). Over the past few months, AGLR has reviewed the VGC companies' and SSLLC's operations. Based on this knowledge, AGLR has determined that it should be able to improve and expand upon the services that these companies currently provide to their customers over time. To achieve these improvements and expansions of service, AGLR will immediately begin integrating these companies into AGLR's established information technology ("IT") programs and new IT programs that are currently being implemented across all of its utility operations. In addition, AGLR will apply its utility metrics, state-of-the-art technology and field-tested best practices, and will continually monitor and strive to improve the safety and reliability of NUI's system.

     17. Regarding impact on employees, from its experience operating public utilities in two other states and Virginia, AGLR has learned that local employees are the heart and soul of a public service company and are vital to maintaining a connection to the local community. AGLR is still in the process of reviewing the VGC companies' and SSLLC's operations to determine the appropriate employee levels in order to continue to ensure that the companies are operated safely and reliably. As part of this evaluation, AGLR will appropriately balance the necessity to improve customer service, support its long-term commitment to the VGC companies' and SSLLC's employees and contribute to the economic vitality of the VGC companies' and SSLLC's service territories.

     Under section 5.9(a) of the Merger Agreement, AGLR has agreed to provide NUI's employees benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to those employees for at least one year following the closing of the Transaction. AGLR also will assume the obligations or cause NUI to continue to meet obligations to its employees under any employment or union contract.

     With respect to the NUI pension plan, following the acquisition, under the purchase accounting rules, the amount currently reflected by NUI as a pension asset, which is being amortized as pension expense, will be eliminated. AGLR requests that after closing, NUI's pension asset be treated as a regulatory asset. This is essentially a "make-whole" provision for NUI. Under this request, AGLR would continue to amortize the asset consistent with the amortization period used for the pension asset prior to closing. This will ensure that the total ratepayer obligation for the pension period cost is the same pre- and post-acquisition for the outstanding pension asset amount. AGLR has an investment grade rating and an equity market capitalization of approximately $1.9 billion. AGLR also has a pension plan with plan assets of approximately $260 million as of December 31, 2003. These factors should reassure NUI's employees as to the appropriate management of their pension plan assets after closing.

     18. The timely closing of this Transaction is dependent upon approval of the Transaction by the Commission, and Petitioners seek approval on or before October 31, 2004. Petitioners recognize that the requested approval schedule is expedited; however, Petitioners also believe that the recent events concerning NUI and NUI's overall financial condition warrant prompt approval. AGLR intends to work on improving NUI's financial condition and to identify and to make operational improvements in the VGC companies and SSLLC. None of these activities can begin in earnest until the Transaction is approved. Accordingly, the Petitioners respectfully request that the Commission consider this Joint Application on an expedited basis so that VGPC's, VGSC's, VGDC's, and SSLLC's existing customers may soon enjoy the benefits resulting from AGLR's financial and managerial strength.

     WHEREFORE, AGLR and NUI respectfully request this Commission to (i) issue an Order approving their Joint Petition and granting all approvals that are required under Chapter 5 of Title 56 of the Code of Virginia and regulations thereunder for the Transaction, (ii) accept NUI's statements regarding the Liberty Audit Report and Stier Anderson report as true, and agree not to pursue any investigation, audit, or other action based on that acceptance, (iii) after closing, authorize AGLR to treat NUI's pension asset as a regulatory asset, and
(iv) not impose any conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any of its subsidiaries after closing, in a manner that is adverse to AGLR or those subsidiaries.

                                       Respectfully submitted,

                                       AGL RESOURCES INC.

                                       By __________________________________
                                                             Counsel

                                       NUI CORPORATION

                                       By __________________________________
                                                             Counsel

Elizabeth Wade
AGL Resources Inc.
Ten Peachtree Place
Atlanta GA 30309
(404) 584-3160
(404) 584-3714 (fax)
ewade@aglresources.com

Mary Patricia Keefe
Vice President, General Counsel and Secretary
NUI Utilities
One Elizabethtown Plaza
P. O. Box 3175 Union, NJ 07083
(908) 289-5000 x-6522
(908) 352-3908 (fax)
mkeefe@NUI.com

Edward L. Flippen
Anne K. Dailey
McGuireWoods LLP
901 East Cary Street Richmond, VA 23219
(804) 775-4380
(804) 698-2019 (fax)
eflippen@mcguirewoods.com
adailey@mcguirewoods.com

JoAnne L. Nolte
Kiva Bland Pierce
The Conrad Firm
1508 W. Main Street
Richmond,VA 23220
804.359.6062 Ext. No. 208 Telephone
804.359.6064 Facsimile
jnolte@theconradfirm.com
kpierce@theconradfirm.com

August 9, 2004

                                  VERIFICATION
                                  ------------



I, _________________________________, _______________________________ of AGL
Resources Inc. do solemnly swear that the facts stated in the foregoing petition and all appendices incorporated by reference, insofar as they relate to AGL Resources Inc., and its subsidiaries, are to the best of my knowledge and belief, true and correct and that said statements of fact constitute a complete statement of the matters to which they relate.





Subscribed and sworn to before me this _____ day of ____________ 2004.


Notary Public


My commission expires:

                                  VERIFICATION
                                  ------------



I, _________________________________, _______________________________ of AGL
Resources Inc. do solemnly swear that the facts stated in the foregoing petition and all appendices incorporated by reference, insofar as they relate to AGL Resources Inc., and its subsidiaries, are to the best of my knowledge and belief, true and correct and that said statements of fact constitute a complete statement of the matters to which they relate.





Subscribed and sworn to before me this _____ day of ____________ 2004.


Notary Public


My commission expires:

                                  VERIFICATION
                                  ------------



I, _________________________________, _______________________________ of NUI
Corporation do solemnly swear that the facts stated in the foregoing petition and all appendices incorporated by reference, insofar as they relate to NUI Corporation and its subsidiaries, are to the best of my knowledge and belief, true and correct and that said statements of fact constitute a complete statement of the matters to which they relate.





Subscribed and sworn to before me this _____ day of ____________ 2004.


Notary Public


My commission expires:

                                  VERIFICATION
                                  ------------



I, _________________________________, _______________________________ of NUI
Corporation do solemnly swear that the facts stated in the foregoing petition and all appendices incorporated by reference, insofar as they relate to NUI Corporation and its subsidiaries, are to the best of my knowledge and belief, true and correct and that said statements of fact constitute a complete statement of the matters to which they relate.





Subscribed and sworn to before me this _____ day of ____________ 2004.


Notary Public


My commission expires: